List of Subsidiaries

Entity	Jurisdiction
Greenbriar Capital Holdco Inc.	Delaware
2587344 Ontario Inc.	Ontario
Greenbriar Capital (U.S.) LLC(1)	Delaware
AG Solar One, LLC(1)	Delaware
PBIL Energy Corporation(2)	Puerto Rico
  Greenbriar Capital (U.S.) LLC and AG Solar One, LLC are second-tier subsidiaries of the Registrant, held through Greenbriar Capital Holdco Inc.
  PBIL Energy Corporation is a third-tier subsidiary of the Registrant, held through AG Solar One, LLC